SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Fusion-io, Inc.

(Name of Subject Company)

Fusion-io, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0002 per share

(Title of Class of Securities)

36112J107

(CUSIP Number of Class of Securities)

Shane V Robison

Chief Executive Officer

Fusion-io, Inc.

2855 E. Cottonwood Parkway, Suite 100

Salt Lake City, Utah 84121

(801) 424-5500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Larry W. Sonsini, Esq.
Robert G. Day
Michael S. Ringler

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-6811

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2014, as amended by Amendment No. 1 filed on July 8, 2014 (as previously filed with the SEC and as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Fusion-io, Inc., a Delaware corporation (“Fusion-io”), relating to the offer (the “Offer”) by Flight Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of SanDisk Corporation, a Delaware Corporation (“SanDisk”), as set forth in a Tender Offer Statement filed by SanDisk and Purchaser on Schedule TO, dated June 24, 2014 (as previously filed with the SEC, the “Schedule TO”) to purchase all of the outstanding shares of common stock, par value $0.0002 per share (the “Shares”) of Fusion-io, at a purchase price of $11.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2014 and the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto.  Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 3.         Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by amending the first sentence of the current fourth full paragraph on page 4 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with SanDisk and Purchaser—Offer Letter between SanDisk and Lance L. Smith” to replace the number 14 with the number 15.

Item 4.         The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented as follows:

By inserting the following sentence after the last sentence of the current fifth full paragraph on page 17 under the heading “The Solicitation or Recommendation—Background and Reasons for the Fusion-io Board’s Recommendation—Background”:

Based, in part, on the advice of Qatalyst, the Fusion-io Board determined not to approach potential financial acquirers as it was believed that such acquirers would not have an interest in acquiring Fusion-io due to its lack of a positive cash flow and opportunities for leverage.

By amending and restating the current second full paragraph on page 19 under the heading “The Solicitation or Recommendation—Background and Reasons for the Fusion-io Board’s Recommendation—Background” in its entirety as follows:

On November 29, 2013, Fusion-io entered into a confidentiality agreement with Party B.  Such standstill did not provide that it would terminate or be suspended upon entry into a definitive agreement for the acquisition of Fusion-io, and therefore remains in effect.  However, the standstill would permit Party B to make confidential proposals or request a waiver of the standstill so long as Party B reasonably believes upon the advice of counsel that neither Fusion-io nor Party B would be required by law to publicly disclose such proposal.  As noted below, Party B informed Qatalyst on December 11, 2013 that it had determined not to continue discussions regarding a potential transaction with Fusion-io and since that time, Party B has not expressed any interest in such a potential transaction to Fusion-io or to any of Fusion-io’s advisers or representatives.  Furthermore, there has been no request by Party B to waive the standstill.  If such waiver is requested, Fusion-io would grant such waiver as is permitted pursuant to the Merger Agreement.

By amending and restating the current third full paragraph on page 22 under the heading “The Solicitation or Recommendation—Background and Reasons for the Fusion-io Board’s Recommendation—Background” in its entirety as follows:

On May 20, 2014, representatives of Party A informed representatives of Fusion-io that Party A was not interested in a potential transaction with Fusion-io at that time without providing an explanation to Fusion-io regarding such decision.  On the same day, representatives of Party F informed representatives of Fusion-io that Party F would not be able to pursue a potential  transaction at that time due to recent internal corporate changes.  Up to that time, Fusion-io had provided information to Party A and Party F in response to Party A and Party F’s due diligence requests, though neither Party A nor Party F requested, or received, access to a detailed data room of the type to which access was later provided to SanDisk.

By amending and restating the current fourth full paragraph on page 22 under the heading “The Solicitation or Recommendation—Background and Reasons for the Fusion-io Board’s Recommendation—Background” in its entirety as follows:

Later that same day, the Special Committee convened a meeting, which was attended by representatives of Fusion-io’s management, Qatalyst and Wilson Sonsini, respectively. The Special Committee considered the replies of Party A and Party F. Following a discussion, the Special Committee instructed Fusion-io’s management to inform representatives of SanDisk that the Fusion-io Board would consider an acquisition by SanDisk but would require a higher price of $12.75 per Share.  In providing such instruction, and consistent with the guidance provided by the Fusion-io Board at its meeting on May 18, 2014, the Special Committee weighed the desire of the Fusion-io Board to maximize value to Fusion-io’s stockholders from a potential transaction with SanDisk against the belief of the Fusion-io Board that none of the alternatives to such a transaction (including the possibility of being acquired by another company, or continuing to operate Fusion-io as an independent entity) were reasonably likely to present superior opportunities to create greater value for Fusion-io’s stockholders, together with the Special Committee’s belief that SanDisk was unlikely to consider a price higher than $12.75 per Share.  Following the Special Committee meeting, Mr. Robison conveyed to Mr. Sadana that Fusion-io would be interested in pursuing a transaction with SanDisk at $12.75 per Share.

By amending and restating the current fourth full paragraph on page 23 under the heading “The Solicitation or Recommendation—Background and Reasons for the Fusion-io Board’s Recommendation—Background” in its entirety as follows:

On June 6, 2014, the Fusion-io Board convened a special meeting, attended by representatives of Fusion-io’s management and Wilson Sonsini, respectively, to review negotiations with SanDisk to that date. A representative of Wilson Sonsini reviewed the fiduciary duties of the directors with respect to the evaluation of the proposed transaction and reviewed with the Fusion-io Board certain material terms and conditions of SanDisk’s  draft of the Acquisition Agreement. Following discussion, during which the Fusion-io Board provided guidance to Wilson Sonsini regarding how to respond to certain terms of the Acquisition Agreement, the Fusion-io Board then directed the representatives of Wilson Sonsini to continue to negotiate the terms of the Acquisition Agreement.  At such meeting, Mr. Robison also informed the Fusion-io Board that he had been informed by a representative of SanDisk that SanDisk would likely extend to Mr. Smith an offer of continued employment with SanDisk following the Merger.

By deleting the current first two full paragraphs beginning on page 24 under the heading “The Solicitation or Recommendation—Background and Reasons for the Fusion-io Board’s Recommendation—Background” and replacing them in their entirety with the following:

On June 10, 2014, Skadden Arps delivered a revised draft of the Acquisition Agreement to Wilson Sonsini.  On the same day, June 10, 2014,  representatives of SanDisk contacted Mr. Smith to extend an offer of continued employment with SanDisk following the Merger.  Mr. Smith promptly informed Mr. Robison of such offer.

On June 11, 2014, Skadden Arps delivered a draft form of the Support Agreements to Wilson Sonsini, which were proposed to be entered into by certain stockholders of Fusion-io.

Over the course of the following days, Wilson Sonsini, with guidance from Fusion-io’s management, continued to negotiate the material terms of the definitive agreements with Skadden Arps. Over the course of the same period, Mr. Smith and representatives of SanDisk continued to negotiate the terms of Mr. Smith’s offer of employment.

By inserting the following sentence after the last sentence of the current third full paragraph on page 24 under the heading “The Solicitation or Recommendation—Background and Reasons for the Fusion-io Board’s Recommendation—Background”:

Mr. Robison then advised the Fusion-io Board that Mr. Smith had received an offer of employment from SanDisk.

By inserting the following paragraph after the current sixth full paragraph on page 24 under the heading “The Solicitation or Recommendation—Background and Reasons for the Fusion-io Board’s Recommendation—Background”:

On the same day, June 14, 2014, a representative of SanDisk sent Mr. Smith the Smith Offer Letter for execution.  Following further discussions between Mr. Smith and representatives of SanDisk, on June 15, 2014, Mr. Smith and a representative of SanDisk executed the Smith Offer Letter.  No other executive officers or directors of Fusion-io received offers of employment from SanDisk prior to the announcement of the Acquisition Agreement. (See “Arrangements with SanDisk and Purchaser — Offer Letter between SanDisk and Lance L. Smith” above for additional information).

By amending and restating the current last paragraph beginning on page 24 and continuing onto page 25 under the heading “The Solicitation or Recommendation—Background and Reasons for the Fusion-io Board’s Recommendation—Background” in its entirety as follows:

Following discussion, the Fusion-io Board considered, among other factors, the opinion of Qatalyst referenced above, the terms of the Acquisition Agreement and Support Agreements, and the risks associated with continuing as a standalone entity (such risks including the potential volatility of cost and availability of NAND flash, the risk that PCIe ASPs could decline faster than anticipated, the risks associated with numerous technology transitions, the risks posed by intensified competitive pressures including from suppliers and partners, the risks associated with new form-factors and protocols, the risks associated with high customer concentration, and the risks associated with maintaining and expanding Fusion-io’s existing OEM and channel partner relationships). In light of the foregoing considerations, the Fusion-io Board adopted and authorized the Acquisition Agreement and the transactions contemplated thereby, including each of the Offer and the Merger.  In connection with such approval, the Fusion-io Board (i) unanimously determined that the Acquisition Agreement is in the best interests of Fusion-io and its stockholders, and declared it advisable to enter into the Acquisition Agreement, (ii) unanimously determined that the Acquisition Agreement and the transactions contemplated therein, including the Offer and the Merger, taken together, are fair to, and in the best interests of Fusion-io and the Fusion-io stockholders, (iii) unanimously determined that the Acquisition Agreement and the Merger be governed by Section 251(h) of the  DGCL and that (assuming the accuracy of certain of SanDisk’s representations and warranties set forth in the  Acquisition Agreement) the Merger shall be consummated as soon as practicable following the Acceptance Time and that the transactions contemplated thereby (including the Offer and the Merger) as well as the Support Agreements and the transactions contemplated thereby, are not subject to the provisions of, or any restrictions under, the provisions of Section 203 of the DGCL, and (iv) unanimously recommended that the Fusion-io stockholders accept the Offer, tender their Shares pursuant to the Offer, in accordance with the  applicable provisions of Delaware law.

By amending and restating the current second full paragraph on page 30 under the heading “The Solicitation or Recommendation—Opinion of Financial Advisor” in its entirety as follows:

The following is a summary of the material financial analyses undertaken by Qatalyst Partners in connection with its opinion dated June 15, 2014.  The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion.  In arriving at its opinion, Qatalyst Partners performed such analyses as it deemed relevant and appropriate in its professional judgment based on its knowledge of the business and affairs of the Company and the industry in which the Company operates.  For purposes of its analyses, Qatalyst Partners utilized both the consensus of third-party research analysts’ projections, which we refer to in this Solicitation/Recommendation Statement as the “street case,” and the Company Projections, which we refer to in this Solicitation/Recommendation Statement as the “management case”.  Some of the summaries of the financial analyses include information presented in tabular format.  The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary.  Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.

By amending and restating the current last paragraph beginning on page 30 and continuing onto page 31 under the heading “The Solicitation or Recommendation—Opinion of Financial Advisor—Illustrative Discounted Cash Flow Analysis” in its entirety as follows:

Qatalyst Partners performed an illustrative discounted cash flow analysis (DCF), which is designed to imply a potential, present value of the Company by adding the net present value of the estimated future unlevered free cash flows, based on the management case, to the net present value of a corresponding terminal value of the Company.  Qatalyst Partners’ analysis included the unlevered free cash flows of the Company for the fourth quarter of fiscal 2014 through fiscal 2018 and calculated the terminal value at the end of fiscal 2018 by applying a range of multiples of 12.0x to 22.0x to the Company’s fiscal 2019 non-GAAP net operating profit after tax (assuming an effective tax rate of 35%, which tax rate excludes the effect of the Company’s estimated remaining tax attributes, as such tax attributes were separately valued).  These values were discounted to present values using a discount rate ranging from 14.0% to 21.0% based upon the Company’s estimated weighted average cost of capital.  Qatalyst Partners’ methodology for calculating the weighted average cost of capital for the Company considered the historic and predicted volatility of the Company’s common stock and that of selected companies, as well as market data for determining the risk-free rate and risk and size adjustments employed in the calculation.  Qatalyst Partners then added the implied present value of the Company’s forecasted tax attributes outstanding at the end of fiscal 2018, based on the Company Projections, discounted to present value using the same range of discount rates, and also the net cash of the Company as of March 31, 2014. Qatalyst Partners applied a dilution factor of 18% to reflect the dilution to current stockholders due to the effect of future issuance of equity awards projected by the Company’s management.  Such dilution factor is intended to reflect the Company’s continued operation as a standalone, independent business through the end of the period projected in the DCF.  Based on the calculations set forth above and on the Company’s fully-diluted shares (assuming the treasury stock method), including common stock, RSUs and stock options as provided by the Company’s management as of June 10, 2014, this analysis implied a range of values for the Company’s common stock of approximately $7.04 to $12.88 per share.

By amending and restating the current disclosure beginning with the current first full paragraph on page 31 under the heading “The Solicitation or Recommendation—Opinion of Financial Advisor—Selected Companies Analysis” and continuing through the current last paragraph on page 31 and continuing onto page 32 in its entirety as follows:

Qatalyst Partners compared selected financial information and public market multiples for the Company with publicly available information and public market multiples for selected companies.  The companies used in this comparison included those companies listed below, which were selected from publicly traded companies in our industry by Qatalyst Partners based on its professional judgment.

Selected Companies:	CY15E Revenue Multiple:

Solid-State Focused Companies:

SanDisk Corporation	2.7x

Silicon Motion Technology Corporation	1.9x

Violin Memory, Inc.	2.7x

Storage & Data Center Focused Components Companies:

Marvell Technology Group	1.4x

Mellanox Technologies, Ltd.	2.4x

PMC-Sierra, Inc.	2.3x

QLogic Corporation	1.2x

Emulex Corporation	0.6x

Selected Storage Systems Companies:

EMC Corporation, excluding its non-wholly owned public subsidiary VMware, Inc.	1.2x

NetApp Inc.	1.3x

Nimble Storage, Inc.	6.8x

Selected Hard Disk Drive Companies:

Western Digital Corporation	1.3x

Seagate Technology PLC	1.4x

Based upon research analyst consensus estimates for calendar year 2015, and using the closing prices as of June 13, 2014, for shares of the selected companies, Qatalyst Partners calculated, among other things, the implied fully-diluted enterprise value divided by the estimated consensus revenue for calendar year 2015, which are referred to in this Solicitation/Recommendation Statement as the “CY2015E Revenue Multiple.” The high, low, mean and median CY15E Revenue Multiples among the selected companies analyzed was 2.7x, 1.9x, 2.4x and 2.7x, respectively, for solid-state focused companies, 2.4x, 0.6x, 1.6x and 1.4x, respectively, for storage and data center focused components companies, 6.8x, 1.2x, 3.1x and 1.3x, respectively, for storage systems companies and 1.4x, 1.3x, 1.4x and 1.4x, respectively, for selected hard drive disk companies. The CY15E Revenue Multiple for the Company based on the management case was 1.6x.  The CY15E Revenue Multiple for the Company based on the street case was 1.8x.

By amending and restating the current third full paragraph on page 33 under the heading “The Solicitation or Recommendation—Opinion of Financial Advisor—Miscellaneous” in its entirety as follows:

During the two-year period prior to the date of Qatalyst Partners’ opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or SanDisk pursuant to which compensation was received by Qatalyst Partners or its affiliates, other than Qatalyst Partners acting as financial advisor to SanDisk in connection with its acquisition of SMART Storage Systems for which Qatalyst Partners received total compensation of approximately $2 million; however, Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or SanDisk and their respective affiliates, for which it would expect to receive compensation.

By inserting the following language following the current fourth full paragraph on page 33 under the heading “Miscellaneous”:

While Qatalyst Partners did not rely on the following in reaching its fairness opinion, the following information was included in slides provided to the Fusion-io Board:

Selected Precedent Transactions

($MM)

			FD Capitalization		Transaction Multiples								Premium to Unaff.
Annc.			Equity	Enterprise	Revenue				P/E				Stock Price (1)		LTM
Date	Target	Acquiror	Value	Value	LTM		NTM		LTM		NTM		1-Day	20-Day	High	Low
05/29/14	Avago (LSI Flash Business) (2)	Seagate	$450	$450	1.7	x	3.0	x	—		—		—	—	—	—
12/23/13	Xyratex	Seagate	375	296	0.3		0.4		—		—		27%	30%	10%	73%
09/10/13	Whiptail Technologies	Cisco	415	415	20.8		—		—		—		—	—	—	—
09/09/13	Virident Systems	Western Digital	685	645	—		—		—		—		—	—	—	—
07/02/13	SMART Storage Systems	SanDisk	307	307	—		—		—		—		—	—	—	—
06/24/13	sTec	Western Digital	337	204	1.5		1.8		—		—		91%	93%	(18)%	104%
06/19/13	ScaleIO (3)	EMC	250	250	—		—		—		—		—	—	—	—
04/24/13	NexGen Storage	Fusion-io	119	119	—		—		—		—		—	—	—	—
01/21/13	GridIron (4)	Violin Memory	250	250	—		—		—		—		—	—	—	—
01/02/13	Nexsan	Imation	120	120	1.3		—		—		—		—	—	—	—
10/16/12	StorSimple	Microsoft	250	250	—		—		—		—		—	—
08/16/12	Texas Memory Systems	IBM	300	300	—		—		—		—		—	—	—	—
05/23/12	LaCie	Seagate	185	138	0.5		0.4		11.9		9.9		21%	32%	13%	95%
05/10/12	XtremIO	EMC	430	430	—		—		—		—		—	—	—	—
02/24/12	AppAssure	Dell	225	225	12.9		—		—		—		—	—	—	—
02/15/12	FlashSoft	SanDisk	55	55	—		—		—		—		—	—
12/20/11	Anobit (5)	Apple	450	450	—		—		—		—		—	—
10/26/11	SandForce	LSI	400	400	6.7	x	3.5	x	—		—		—	—	—	—
09/07/11	Blue Arc	Hitachi Data Systems	550	541	5.9		—		—		—		—	—	0%	0%
08/04/11	IO Turbine	Fusion-io	95	95	—		—		—		—		—	—
05/16/11	Pliant	SanDisk	327	327	—		—		—		—		—	—

Mean					6.2	x	1.5	x	11.9	x	9.9	x	46%	52%	1%	68%

Median					3.7	x	1.1	x	11.9	x	9.9	x	27%	32%	5%	84%

Fusion-io @ SanDisk Proposal of $11.25 / share (6) (7)					2.8	x	2.5	x	—		—		21%	39%	(27)%	42%

Source: Company press releases, Company filings and Wall Street Research.

Note: Negative, not available, and not meaningful figures noted as dashes. Multiples greater than 75.0x considered not meaningful.

(1) Unaffected premium indicates premium based on day prior to rumors of a potential transaction, or premium based on day prior to transaction announcement if no substantial rumors existed.

(2) LTM revenue based of Wall Street broker consensus. NTM revenue based on Seagate press release.

(3) Based on midpoint of rumored transaction value between $200MM to $300MM.

(4) Based on midpoint of rumored transaction value between $200MM to $300MM.

(5) Based on midpoint of rumored transaction value between $400MM to $500MM.

(6) Projections based on median analyst consensus estimates as of June 13, 2014.

(7) Common shares outstanding, RSUs and stock options schedule based on Fusion-io Management as of June 10, 2014. Balance sheet items based on Form 10-Q for the period ended March 31, 2014.

By inserting the following sentence after the last sentence of the current sixth full paragraph on page 33 under the heading “The Solicitation or Recommendation—Financial Projections”:

Such financial projections were reviewed by the Fusion-io Board on May 8, 2014, prior to the resumption of discussions with SanDisk regarding a potential transaction on May 12, 2014.

Item 9.         Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by amending the description of current exhibit (e)(27) to replace the reference to the date “June 24, 2014” with a reference to the date “July 11, 2014.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUSION-IO, INC.

By:	/s/ Shane V Robison
Name:	Shane V Robison
Title:	Chief Executive Officer

Dated: July 11, 2014